UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

OUTFRONT MEDIA INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69007J106

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,562,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,562,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares is based on (i) 144,353,374 shares of Common Stock (as defined below) outstanding as of April 9, 2020 as disclosed by the Issuer (as defined below) in its Proxy Statement on Schedule 14-A, filed with the Securities and Exchange Commission on April 24, 2020 (the “Proxy”) plus (ii) 1,562,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined below) held by Ares Capital (as defined below).

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,562,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,562,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 1,562,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital.

CUSIP No. 69007J106

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,250,000 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,250,000 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 6,250,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by ASOF (as defined below).

CUSIP No. 69007J106

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,250,000 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,250,000 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 6,250,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

Ares Capital, ASOF, the Issuer and certain affiliates of Providence Equity Partners LLC (collectively, the “Providence Purchasers”) are party to an Investment Agreement (as defined below), pursuant to which each of Ares Capital, ASOF and the Providence Purchasers have agreed with the Issuer to cause the shares of Series A Preferred Stock or Common Stock beneficially owned by it, respectively, to be voted in favor of each director nominated and recommended by the Board (as defined below), among other matters, as further described in Item 6 below. As a result, Ares Capital and ASOF may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of Ares Capital, ASOF and the Providence Purchasers. The Reporting Persons (as defined below) expressly disclaim any membership in a group with the Providence Purchasers. It is the understanding of the Reporting Persons that the Providence Purchasers are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Providence Purchasers. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Providence Purchasers, and the Reporting Persons disclaim beneficial ownership of such shares.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of OUTFRONT Media Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 405 Lexington Avenue, 17th Floor, New York, New York 10174.

Item 2. Identity and Background

(a) This statement is being filed jointly by (i) Ares Capital Corporation (“Ares Capital”), (ii) Ares Capital Management LLC (“Ares Capital Management”), (iii) ASOF Holdings I, L.P. (“ASOF” and, together with Ares Capital, the “Ares Purchasers”), (iv) ASOF Investment Management LLC (“ASOF Investment Management”), (v) Ares Management LLC, (vi) Ares Management Holdings L.P. (“Ares Management Holdings”), (vii) Ares Holdco LLC (“Ares Holdco”), (viii) Ares Holdings Inc. (“Ares Holdings”), (ix) Ares Management Corporation (“Ares Management”), (x) Ares Voting LLC (“Ares Voting”), (xi) Ares Management GP LLC (“Ares Management GP”) and (xii) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of April 27, 2020, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons (other than Ares Capital), the Board Members (as defined below) and the other individuals set forth in Schedule A of this Schedule 13D (such other individuals, together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. The address of the principal office of Ares Capital is 245 Park Avenue, 44th Floor, New York, New York 10167.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. The investment adviser of Ares Capital is Ares Capital Management, and Ares Management LLC is the sole member of Ares Capital Management. The manager of ASOF is ASOF Investment Management, and the sole member of ASOF Investment Management is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings. The sole stockholder of Ares Holdings is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13D, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A to this Schedule 13D. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members. The present principal occupation of each of the Board Members is set forth in Schedule A to this Schedule 13D.

Each of the Reporting Persons (other than Ares Capital and ASOF, with respect to the Common Stock issuable upon conversion of the Series A Preferred Stock held directly by Ares Capital and ASOF, as applicable), the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(d) During the last five years, none of the Reporting Persons or the Managers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Managers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons, other than Ares Capital, is organized in the State of Delaware. Ares Capital is organized in the State of Maryland. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On April 16, 2020, the Issuer, the Providence Purchasers and the Ares Purchasers entered into an Investment Agreement (the “Investment Agreement”). Pursuant to the Investment Agreement, on April 20, 2020 (the “Closing Date”), the Ares Purchasers purchased an aggregate of 125,000 shares of the Issuer’s Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a purchase price of $1,000 per share for an aggregate purchase price of $125,000,000. ASOF purchased an aggregate of 100,000 shares of Series A Preferred Stock and Ares Capital purchased an aggregate of 25,000 shares of Series A Preferred Stock. The purchase of the Series A Preferred Stock by Ares Capital and ASOF was financed with cash on hand and/or proceeds from credit facilities.

Item 4. Purpose of Transaction

As described in Item 6 of this Schedule 13D, on April 20, 2020, pursuant to the Investment Agreement, the Ares Purchasers purchased from the Issuer an aggregate of 125,000 shares of Series A Preferred Stock for an aggregate purchase price of $125,000,000. Pursuant to the Investment Agreement, the Ares Purchasers also agreed to certain customary standstill provisions. The standstill provisions generally restrict the Ares Purchasers and their Affiliates (as defined in the Investment Agreement) from (i) acquiring additional shares of Common Stock (or securities convertible into Common Stock), (ii) soliciting proxies and (iii) making any public announcement with respect to, or proposing, any merger or business combination involving the Issuer and its subsidiaries, in each case, until the two year anniversary of the Closing Date, or April 20, 2022. Notwithstanding these standstill provisions, the Investment Agreement provides that, after the Closing Date, the Ares Purchasers may acquire a number of additional shares of Common Stock that, in the aggregate, does not exceed 1.56% of the issued and outstanding shares of Common Stock as of April 16, 2020.

As described in Item 6 of this Schedule 13D, pursuant to the Articles Supplementary (as defined below), the Ares Purchasers and holders of the Series A Preferred Stock affiliated with the Ares Purchasers will not be entitled to voting rights in the election of directors of the Issuer until the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and, if applicable, the Canadian Competition Act. Additionally, as further discussed in Item 6, in no event will holders of the Series A Preferred Stock have the right to vote shares of the Series A Preferred Stock on an as-converted basis in excess of the Share Cap (as defined below).

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the board of directors of the Issuer (the “Board”), including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and have engaged and/or intend to, from time to time, engage in discussions with other current or prospective holders of Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), providers of letters of credit and surety bonds, operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  These discussions have encompassed, and/or the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing.

The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.  The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including the actions and matters described in the preceding paragraphs, acquiring, or causing to be acquired, additional Securities, including taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them or the Investment Agreement, the Articles Supplementary or the Registration Rights Agreement (as defined below), including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of the Reporting Persons and/or their affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. As of the date that this Schedule 13D is filed, (i) Ares Capital directly holds shares of Series A Preferred Stock that are convertible into 1,562,500 shares of Common Stock and (ii) ASOF holds shares of Series A Preferred Stock that are convertible into 6,250,000 shares of Common Stock. The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.  See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Common Stock and the percentage of Common Stock beneficially owned by each of the Reporting Persons.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that are issuable upon the conversion of the Series A Preferred Stock. The applicable ownership percentages reported in this Schedule 13D are based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 (as reported in the Proxy) plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF (as applicable).

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. Except for the information set forth in this Schedule 13D, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain Rights of Other Persons. Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investment Agreement

On April 16, 2020, the Ares Purchasers entered into the Investment Agreement with the Issuer and the Providence Purchasers pursuant to which the Ares Purchasers and the Providence Purchasers bought 400,000 shares of Series A Preferred Stock on the Closing Date at a purchase price of $1,000 per share. Among these, 100,000 shares of Series A Preferred Stock were purchased by ASOF and 25,000 shares were purchased by Ares Capital, for an aggregate purchase price for the Ares Purchasers of $125,000,000.

Pursuant to the Investment Agreement, for so long as the Ares 25% Beneficial Holding Requirement (as defined in the Investment Agreement) remains satisfied, subject to certain exceptions, the Issuer is required to give the Ares Purchasers notice of any proposed issuance by the Issuer of any shares of Common Stock, and any warrants, options or other rights to acquire, or any securities exercisable for, exchangeable for, or convertible into Common Stock or any other class of capital stock of the Issuer, no less than 10 business days prior to the proposed date of such issuance. The Ares Purchasers are then entitled to purchase up to their pro rata share of the securities the Issuer proposes to issue.

Additionally, for so long as the Ares 25% Beneficial Holding Requirement remains satisfied, at each meeting of the stockholders of the Issuer, the Ares Purchasers will cause all shares of Series A Preferred Stock or Common Stock beneficially owned, directly or indirectly, by the Ares Purchasers to be voted (i) in favor of each director nominated and recommended by the Board, (ii) against any stockholder nominations for directors which are not approved and recommended by the Board, (iii) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the compensation committee of the Board and (iv) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm.

The Ares Purchasers also agreed to customary standstill provisions pursuant to the Investment Agreement. Under these standstill provisions, the Ares Purchasers will not, and will cause their respective Affiliates (as defined in the Investment Agreement) not to, without the prior written approval of the Board (i) until the one-year anniversary of the Closing Date, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a short sale of, or the purpose of which is to offset the loss resulting from a decline in the market price of, the Series A Preferred Stock or Common Stock and (ii) until the two-year anniversary of the Closing Date (A) acquire any equity securities of the Issuer, including any securities convertible into or exchangeable for such equity securities; provided, the Ares Purchasers may acquire a number of additional shares of Common Stock that, in the aggregate, does not exceed 1.56% of the issued and outstanding shares of Common Stock as of April 16, 2020, (B) make or in any way participate in any solicitation of proxies to vote any voting securities of the Issuer, or call or seek to call a meeting of the Issuer’s stockholders, (C) make any public announcement with respect to, or propose, any merger or business combination, tender or exchange offer, recapitalization, reorganization or purchase of a material portion of the assets, properties or securities of the Issuer and/or any of its subsidiaries, or (D) act, alone or in concert with others, to seek to control or influence the Board or policies of the Issuer and/or any of its subsidiaries.

Articles Supplementary Classifying the Series A Preferred Stock

The terms of the Series A Preferred Stock purchased by the Ares Purchasers pursuant to the Investment Agreement are covered by the Articles Supplementary, which were filed by the Issuer on the Closing Date with the State Department of Assessments and Taxation of Maryland (the “Articles Supplementary”). Each share of Series A Preferred Stock has an initial liquidation preference of $1,000 per share.

Dividends accumulate on the Series A Preferred Stock at an initial rate of 7.0% per year, payable quarterly in arrears. The dividend rate will increase by an additional 0.75% per annum effective on each anniversary of the Closing Date beginning on and following the eighth anniversary of the Closing Date. The dividend rate is subject to increases during certain other circumstances as set forth in the Articles Supplementary, including an increase by up to 2.00% per year during periods in which the Issuer fails to make certain dividend payments or fails to pay certain amounts due. Dividends may, at the option of the Issuer, be paid in cash, in-kind, through the issuance of additional shares of Series A Preferred Stock or a combination of cash and in-kind, until the eighth anniversary of the Closing Date, after which time dividends will be payable solely in cash. So long as any shares of Series A Preferred Stock remain outstanding, the Issuer may not declare a dividend on, or make any distributions relating to, capital stock that ranks junior to, or on a parity basis with, the Series A Preferred Stock, subject to certain exceptions, including but not limited to (i) any dividend or distribution in cash or capital stock of the Issuer on or in respect of the capital stock of the Issuer to the extent such dividend or distribution is necessary to maintain the Issuer’s status as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986 and (ii) any dividend or distribution in cash in respect of the Common Stock that, together with the dividends and distributions during the immediately preceding 12-month period, is not in excess of 5% of the aggregate dividends or distributions paid by the Issuer necessary to maintain its REIT status during such 12-month period. Following the one-year anniversary of the Closing Date, if all or any portion of the dividends or distributions is paid in respect of the shares of Common Stock in cash, then concurrently with and as a condition to such payment, the shares of Series A Preferred Stock will participate in such dividends or distributions on an as-converted basis up to the amount of their accrued dividend on the Series A Preferred Stock for such quarter, which amounts will reduce the dividends payable on the shares of Series A Preferred Stock dollar-for-dollar for such quarter.

Each share of Series A Preferred Stock is convertible at any time into shares of Common Stock at an initial conversion price of $16.00 per share and at an initial conversion rate of 62.50 shares of Common Stock at the option of the holder of each such share of Series A Preferred Stock, subject to (i) certain anti-dilution adjustments and (ii) an aggregate cap equal to 28,856,239 shares of Common Stock (the “Share Cap”) unless and until the Issuer obtains stockholder approval (to the extent required under the New York Stock Exchange (“NYSE”) listing rules) for the issuance of additional shares in excess of the Share Cap. If such stockholder approval is not obtained, any conversion in excess of the Share Cap will be settled in cash.

At any time from and after the third anniversary of the Closing Date, the Series A Preferred Stock may be converted, at the election of the Issuer, into shares of Common Stock, plus cash in lieu of any fractional shares, if (i) the volume-weighted average price of the Common Stock exceeds 150% of the then-applicable conversion price for at least 20 trading days in any period of 30 trading days, and (ii) (A) the Issuer has an effective Resale Shelf Registration Statement (as defined in the Registration Rights Agreement) on file with the Securities and Exchange Commission (the “SEC”) or (B) the shares of Common Stock to be issued on mandatory conversion would be eligible to be offered, sold or otherwise transferred by the holder thereof pursuant to Rule 144 under the Securities Act of 1933, as amended, without any requirements as to volume, manner of sale or availability of current public information (whether or not then satisfied). In addition, the Issuer may redeem any or all of the Series A Preferred Stock for cash at any time after the seventh anniversary of the Closing Date at a redemption price equal to 100% of the liquidation preference of the Series A Preferred Stock, plus any accrued and unpaid dividends as of the applicable redemption date.

Upon the occurrence of a Change of Control (as defined in the Articles Supplementary), each holder of the Series A Preferred Stock can either (i) require the Issuer to purchase any or all of their shares of Series A Preferred Stock, or (ii) convert any or all of their shares of Series A Preferred Stock into Common Stock.

The holders of the Series A Preferred Stock shall have the right to vote on matters submitted to a vote of the holders of Common Stock (voting together as one class) on an as-converted basis, except as otherwise prohibited by applicable law or by the terms of the Articles Supplementary, provided that the holders of the Series A Preferred Stock affiliated with the Providence Purchasers or the Ares Purchasers will not be entitled to voting rights in the election of directors of the Issuer until the expiration or termination of their respective applicable waiting period under the HSR Act, and, if applicable, the Canadian Competition Act. In no event will the holders of the Series A Preferred Stock have the right to vote shares of Series A Preferred Stock on as as-converted basis in excess of the Share Cap.

Certain matters will require the approval of the holders of at least a majority of the shares of Series A Preferred Stock outstanding at such time, voting together as a separate class, including, (i) the issuance of equity securities that rank equal or senior to the Series A Preferred Stock; (ii) the redemption of junior equity securities by the Issuer (other than pursuant to certain exceptions); (iii) the incurrence of additional indebtedness not otherwise permitted under the Issuer’s indebtedness agreements existing on the Closing Date; (iv) the effecting of any voluntary deregistration under the Act or delisting with the NYSE other than in connection with a Change of Control (as defined in the Articles Supplementary); and/or (v) the issuance of any preferred stock or senior securities of the Issuer’s subsidiaries (other than to the Issuer or the Issuer’s wholly-owned subsidiaries) in connection with any financing transaction or any capital raising transaction. Additionally, amendments of any provision of the Issuer’s Charter (as defined in the Articles Supplementary) that adversely alters the rights of the holders of the Series A Preferred Stock shall require the vote or consent of holders of (x) 75% of the outstanding shares of Series A Preferred Stock for so long as the Ares 90% Beneficial Holding Requirement (as defined in the Articles Supplementary) remains satisfied or (y) a majority of the shares of Series A Preferred Stock in the event the Ares 90% Beneficial Holding Requirement is not satisfied.

Registration Rights Agreement

On the Closing Date, the Ares Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and the Providence Purchasers.

The Registration Rights Agreement provides that the Issuer will use its reasonable best efforts to prepare and file a shelf registration statement (i.e., the Resale Shelf Registration Statement) with the SEC no later than 90 days after the Closing Date and to use its reasonable best efforts to cause such shelf registration statement to be declared effective as promptly as is reasonably practicable after its filing to permit the public resale of Registrable Securities (as defined in the Registration Rights Agreement) covered by the Registration Rights Agreement.

After the Resale Shelf Registration Statement becomes effective, the Issuer will generally be required to effect (i) within any twelve-month period up to (a) two underwritten offerings of Registrable Securities at the request of the Providence Purchasers and (b) one underwritten offering of the Registrable Securities at the request of the Ares Purchasers and (ii) in the aggregate during the term of the Registration Rights Agreement, up to (x) four underwritten offerings of the Registrable Securities at the request of the Providence Purchasers and (y) up to two underwritten offerings of the Registrable Securities at the request of the Ares Purchasers. Notwithstanding the foregoing, the Ares Purchasers and Providence Purchasers may not, without the Issuer’s prior written consent, launch an underwritten offering the anticipated proceeds of which will be less than $75,000,000 (unless the applicable holder of the Registrable Securities proposes to sell all of their remaining Registrable Securities pursuant to such underwritten offering). The Registration Rights Agreement also provides the Ares Purchasers and the Providence Purchasers with customary “piggyback” registration rights with respect to registration statements filed by the Issuer.

The foregoing descriptions of the Investment Agreement, the Articles Supplementary and the Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of the Investment Agreement, the Articles Supplementary and the Registration Rights Agreement, copies of which are filed as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Investment Agreement, dated as of April 16, 2020, by and among Outfront Media Inc., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., ASOF Holdings I, L.P. and Ares Capital Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 21, 2020).
Exhibit 2	Articles Supplementary of Outfront Media Inc., effective April 20, 2020 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 21, 2020).
Exhibit 3	Registration Rights Agreement, dated as of April 20, 2020, by and among Outfront Media Inc., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., ASOF Holdings I, L.P. and Ares Capital Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 21, 2020).
Exhibit 99.1	Joint Filing Agreement, dated as of April 27, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2020

Ares Capital corporation

/s/ Joshua Bloomstein
	By:	Joshua Bloomstein
	Its:	Authorized Signatory

Ares Capital Management llc

/s/ Joshua Bloomstein
	By:	Joshua Bloomstein
	Its:	Authorized Signatory

ASOF Holdings I, L.P.

By:	ASOF Investment Management LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF Investment Management LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Investment Agreement, dated as of April 16, 2020, by and among Outfront Media Inc., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., ASOF Holdings I, L.P. and Ares Capital Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 21, 2020).
Exhibit 2	Articles Supplementary of Outfront Media Inc., effective April 20, 2020 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 21, 2020).
Exhibit 3	Registration Rights Agreement, dated as of April 20, 2020, by and among Outfront Media Inc., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., ASOF Holdings I, L.P. and Ares Capital Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 21, 2020).
Exhibit 99.1	Joint Filing Agreement, dated as of April 27, 2020, by and among the Reporting Persons.

SCHEDULE A

BOARD OF MANAGERS OF

ARES PARTNERS HOLDCO LLC

Name	Present Principal Occupation and Employment
Michael J Arougheti	Co-Founder, Chief Executive Officer and President of Ares Management
Ryan Berry	Chief Marketing and Strategy Officer of Ares Management
R. Kipp deVeer	Head of Credit Group of Ares Management
David B. Kaplan	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management
Michael R. McFerran	Executive Vice President, Chief Operating Officer and Chief Financial Officer of Ares Management
Antony P. Ressler	Co-Founder, Executive Chairman of Ares Management
Bennett Rosenthal	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management

The address for all of the persons listed above is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

DIRECTORS AND EXECUTIVE OFFICERS OF

ARES MANAGEMENT CORPORATION

Name	Director/Executive Officer	Present Principal Occupation and Employment
Michael J Arougheti	Director and Executive Officer	Co-Founder, Chief Executive Officer and President of Ares Management
David B. Kaplan	Director and Executive Officer	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management
Antony P. Ressler	Director and Executive Officer	Co-Founder, Executive Chairman of Ares Management
Bennett Rosenthal	Director and Executive Officer	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management
R. Kipp deVeer	Director and Executive Officer	Head of Credit Group of Ares Management
Paul G. Joubert	Director	Founding Partner of EdgeAdvisors and a Venture Partner in Converge Venture Partners
Michael Lynton	Director	Chairman of the Board of Snap Inc.
Dr. Judy Olian	Director	President of Quinnipiac University
Antoinette C. Bush	Director	Executive Vice President and Global Head of Government Affairs for News Corp
Ryan Berry	Executive Officer	Chief Marketing and Strategy Officer of Ares Management
Michael R. McFerran	Executive Officer	Executive Vice President, Chief Operating Officer and Chief Financial Officer of Ares Management
Naseem Sagati Aghili	Executive Officer	General Counsel and Secretary of Ares Management

The address for all of the persons listed above is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.